FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 3, 2015

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F AND H PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared a quarterly dividend of C$0.286125 per share on its Series C Preferred Shares, C$0.22219 per share on its Series D Preferred Shares, C$0.18188 per share on its Series E Preferred Shares, C$0.15980 per share on its Series F Preferred Shares, C$0.207375 per share on its Series G Preferred Shares, C$0.18300 per share on its Series H Preferred Shares, C$0.3125 per share on its Series I Preferred Shares, C$0.3125 per share on its Series K Preferred Shares and C$0.296875 per share on its Series M Preferred Shares.  The dividends on each of the Series C Preferred Shares, Series E Preferred Shares, Series G Preferred Shares, Series I Preferred Shares, Series K Preferred Shares and Series M Preferred Shares are payable on December 31, 2015 to shareholders of record on December 17, 2015. The dividends on the Series D Preferred Shares, Series F Preferred Shares and Series H Preferred Shares are payable on December 30, 2015 to shareholders of record on December 17, 2015. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined that the quarterly dividend rate in respect of the December 31, 2015 to March 30, 2016 dividend period for the Series D Preferred Shares, calculated in accordance with the Series D share conditions, will be 0.89554% (3.59199% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.22388 per share. The quarterly dividend rate in respect of the December 31, 2015 to March 30, 2016 dividend period for the Series F Preferred Shares, calculated in accordance with the Series F share conditions, will be 0.64872% (2.60199% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.16218 per share). The quarterly dividend rate in respect of the December 31, 2015 to March 30, 2016 dividend period for the Series H Preferred Shares, calculated in accordance with the Series H share conditions, will be 0.74844% (3.00199% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.18711 per share).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941